Exhibit 12.1

KODIAK OIL & GAS CORP.

RATIO OF EARNINGS TO FIXED CHARGES

	For the six months ended	For the years ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
	(in thousands)	(in thousands)
Pretax income (loss) from continuing operations	$102,594	$158,384	$3,875	$(2,402)	$(2,563)	$(56,498)
Add: Fixed charges	43,830	69,090	27,475	565	36	22
Add: Amortization of capitalized interest	2,363	2,604	241	—	—	—
Less: Capitalized interest	(15,900)	(46,000)	(8,374)	(470)	—	—
Earnings before fixed charges	$132,886	$184,078	$23,217	$(2,307)	$(2,527)	$(56,476)
Fixed charges
Estimated interest component of rent	$58	$130	$111	$12	$11	$15
Capitalized interest	15,900	46,000	8,374	470	—	—
Interest expense	27,872	22,960	18,990	83	25	7
Total Fixed charges	$43,830	$69,090	$27,475	$565	$36	$22
Ratio of Earnings to Fixed charges	3.03	2.66	—	—	—	—
Insufficient coverage	$89,056	$114,987	$(4,258)	$(2,872)	$(2,563)	$(56,498)